

February 9, 2016

<u>Via Email</u>

W. Thomas Conner, Esq.
Reed Smith LLP
1301 K Street, NW
Suite 1100 – East Tower
Washington, DC 20005-3373

      Re: MetLife Insurance Company USA
               MetLife of CT Separate Account Eleven for Variable Annuities
               Initial Registration Statement filed on Form N-4
               File Nos. 333-208464 and 811-21262

               First MetLife Investors Insurance Company
               First MetLife Investors Variable Annuity Account One
               Initial Registration Statements on Form N-4
               <u>File Nos. 333-208611 and 811-08306</u>

Dear Mr. Connor:

      On December 10, 2015, you filed an initial registration statement on Form N-4 on behalf of MetLife of CT Separate Account Eleven for Variable Annuities and MetLife Insurance Company USA ("MetLife USA"). On December 18, 2015, you filed an initial registration statement on Form N-4 on behalf of First MetLife Investors Variable Annuity Account One and First MetLife Investors Insurance Company ("First MetLife"). The registration statements describe interests in Flexible Premium Deferred Variable Annuity Contracts ("Contracts"). Based on our review of the registration statements, we have the following comments.[1]

General

1.   Unless otherwise indicated, comments refer to the MetLife USA registration statement. Please make conforming changes to the First MetLife registration statement, as applicable. Whenever a comment has applicability to more than one registration statement, please confirm that changes were made to both registration statements in response to the comments.

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[1]   Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page references are to the MetLife USA registration statement unless noted otherwise.

2. Please confirm that all missing and/or bracketed information, including financial statements, exhibits, and other required information will be included in pre-effective amendments to the registration statements. Based on your responses, we may have further comments.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether MetLife USA will be solely responsible for any benefits or features associated with the Contract.

4. Please confirm supplementally that all material state-required variations to the terms of the Contract are disclosed in the prospectus.

5. Please confirm that in each instance where MetLife USA reserves the right to change, to cancel, or to modify a benefit or contract term, including the right of contract owners to make additional purchase payments, all related material information is disclosed in the prospectus regarding any such reservation, including the circumstances under which a change would be made, any applicable time periods, and the form and timing of notice to Contract Owners.

6. Please confirm that all capitalized terms and acronyms are defined in the text at the locations where they first appear or in the "Important Terms You Should Know" section of the prospectus (*e.g.*, the terms "Benefit Base" and "12b-1 Plan" first appear on pages 9 and 11,repectively, however, they are defined in the prospectus on pages 68 and 33).

Prospectus

Front Cover Page

7. Please include the date of the prospectus and confirm that the date will be revised, if necessary, so that it will be the same as or about the date of effectiveness. (*See* Item 1(a)(vi) of Form N-4).

8. Please confirm supplementally that the Contract name on the front cover page of the prospectus will continue to be the same as that associated with the EDGAR class identifier.

9. Please confirm that all required information is included on the front cover of the prospectus, or, if necessary, the inside front cover page. Any additional disclosure should follow disclosure in response to Item 4 of Form N-4 (*See* General Instructions for Parts A and B).

Important Terms You Should Know (p. 5)

10. Please consider including the following terms in this section: Annual Contract Fee, automated investment strategy, Automatic Annual Step-Up, EDCA Program, Equity Generator and Dollar Cost Averaging Program, GWB v1, GLWB, guaranteed minimum annual effective rate, Lifetime Withdrawal Age, Minimum Issue Age, Mortality and Expense Charge, Systematic Withdrawal, and Transfer.

11. Please revise the defined terms in the prospectus to remove multiple terms that refer to a single concept. For example:

    a. The term "investment performance" is used interchangeably with the term "investment experience" or "experience" which is confusing. Because Form N-4 refers to "performance data," please consider replacing "investment experience" with "investment performance" throughout the prospectus.

    b. "Purchase Payments" are also referred to as "premiums" and are defined as "Any amount paid to us under your Contract as consideration …, less any premium and other taxes deducted upon receipt of a Purchase Payment." To avoid confusion, please consider inserting the word "tax" after "premium" in the definition.

Table of Expenses (p. 9)

Table 1—Contract Owner Transaction Expenses

12. As there is no current sales load imposed upon purchase payments, please delete Footnote No. 1 from the Sales Charge Imposed on Purchase Payments caption.

Table 2(b)—Annual Separate Account Charge . . . of each Subaccount of the Separate Account) ("Table 2(b)")

13. Please confirm Table 2(b) reflects the highest combination of base contract and optional benefit charges.

14. Please clarify which optional benefits may be concurrently elected by a Contract Owner and which benefits an Owner cannot hold at the same time.

15. The fifth footnote is difficult to understand. The disclosure on page 55, under "Benefit-Earnings Preservation Benefit," indicates the "Additional Death Benefit — Earnings Preservation Benefit" is not currently available to Contracts issued in Oregon **or if You selected the GLWB living benefit rider**." (Emphasis added.)   For clarity, revise the footnote to include this additional restriction.

Investment Options Fees and Expenses Table (p.14)

16.   The table's first footnote indicates the Registrant has not independently verified the information in the table provided by the Investment Options. Please revise this disclosure to clarify that it applies only to Investment Options that are not managed by the Registrant's affiliates.

17.   For any Investment Options that are "new funds," add footnotes to the "Acquired Fund Fees and Expenses" (AFFE) and "Other Expenses" captions, respectively, indicating that those expenses are based on estimated amounts for the current fiscal year. *See* General Instructions 3(f)(vi) and 6 to Item 3 of Form N-1A.

18.   Also, for any Investment Option that includes Fee Waiver and/or Expense Reimbursement disclosure in the table, confirm that the table's footnote indicates the period for which the agreement is expected to continue, including the expected termination date, and briefly describes who can terminate the arrangement and under what circumstances. *See* Instruction 3(e) of Item 3 of Form N-1A.

19.   Please delete the third and fourth sentences in the footnote to the table as they include disclosure that is neither permitted nor required by Item 3 of Form N-1A. *See* General Instruction C.3(b) of Form N-1A ("Items 2 through 8 may not include disclosure other than that required or permitted by those Items").

The Annuity Contract (p. 19)

20.   Please consider disclosing any age limits and/or other age qualifications imposed on each Contract Class and/or on any related benefits.

Inactive Contract (p. 21)

21.   Please consider revising the heading "Inactive Contract" to "Termination of Inactive Contracts" to clarify that the consequence of an "inactive contract" is termination.

22.   Please reconcile the disclosure in this section stating "no Contract will be terminated due solely to negative investment performance," with that in the "Contracts with No Account Value" section on page 22 indicating "[i]f your Account Value is reduced to zero, we have the right to terminate your Contract.

Your Investment Choices (p. 23) and General Information About the Investment Options (p. 32)

23.   In these sections, various terms are used to define the Investment Portfolios (*e.g.*, "mutual funds," and/or "open-end management investment company"). To avoid confusion, please consider using a consistent term.

GLWB Additional Information (p. 31)

24.   As the second sentence in the first paragraph appears to be incomplete, please revise the text accordingly. Based on any such revisions, we may have additional comments.

25.   Please discuss any actions that the Company will require a Contract Owner to take in the event that an Investment Option's classification is changed by the Company. We note that the Company will provide prior written notice of any changes in classification, but it is unclear what action, if any, will be required on the part of the Contract Owner if his or her Account no longer meets the investment allocation restrictions due to a change in classification.

Optional Automated Investment Strategy (p. 35)

26.   We note that "Automated Investment Strategy" is discussed without being defined and that the term "Rebalancing" in this section seems to refer to what is described elsewhere in the prospectus as "the automated investment strategy." Please clarify whether the "automated investment strategy" described throughout the prospectus refers to the Rebalancing described in this section. If so, please revise the disclosure to make this clear.

27.   Please revise the sentence below the table entitled "Optional Automated Investment Strategy" on page 36 to change "automatic investment strategy" to "automated investment strategy."

Expenses (p. 45)

28.   We note that the paragraph below the table "Mortality and Expense Charge" refers to an "Owner's death." Please revise since "Owner" is not a defined term, or provide an appropriate definition.

Total Control Account (p. 54)

29.   Please revise the disclosure to explain the meaning of the phrase "guaranteed minimum annual effective rate" appearing in this section of the prospectus.

PART C--MetLife USA only

Item 24. Financial Statements and Exhibits

30.   As Exhibit 4(i), the "Form of Flexible Premium Deferred Variable Annuity Contract," appears to be incomplete, please provide a copy of a complete form of this contract in a pre-effective amendment to the registration statement.

31.   We note Exhibit 13, the "Powers of Attorney," references two products that appear unrelated to the current Registration Statement: the "Preference Premier product" and "MetLife Premier Accumulator Variable Universal Life product." Accordingly, in a pre-effective amendment to the Registration Statement, please file new powers of attorney that specifically identify this registration statement.

First MetLife only

      First MetLife Investors (p. 18)

32.   Please add the address of First MetLife Investors as required by Item 5(a) of Form N-4.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

W. Thomas Conner, Esq.
February 9, 2016
Page 7 of 7

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

Please direct any questions on MetLife USA to Kimberly Browning at (202) 551-6352. Please direct any questions on First MetLife to Jaea Hahn at (202) 551-6870. Additionally, copies of documents or letters filed on EDGAR may be emailed to us at browning@sec.gov or hahnja@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review and Accounting Office

/s/ Jaea F. Hahn

Jaea F. Hahn
Senior Counsel
Disclosure Review and Accounting Office